Exhibit 99.1

ESSA Secures US$10 Million Term Loan from Silicon Valley Bank

HOUSTON and VANCOUVER, Nov. 21, 2016 /CNW/ - ESSA Pharma Inc. (TSX: EPI, NASDAQ: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on the development of small molecule drugs for the treatment of prostate cancer, announced that it has secured a US$10 million growth capital term loan facility from Silicon Valley Bank ("SVB" or the "Bank").  Under the loan and security agreement, the Company will initially draw down US$8 million and has a conditional option to receive an additional US$2 million (collectively, the "Term Loans"). The proceeds from the Term Loans will be used for the Company's future working capital needs.

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"This loan facility strengthens our balance sheet as we continue to enroll patients in the Phase 1 dose escalation clinical trial of EPI-506, our product candidate for castrate resistant prostate cancer, and prepare for the Phase 2 portion of the clinical trial," said Dr. David R. Parkinson, ESSA President and Chief Executive Officer.

"ESSA is driving important advancements in the treatment of prostate cancer," said Michael White, Managing Director at Silicon Valley Bank. "We look forward to supporting ESSA's clinical development of a new therapeutic for prostate cancer. Our goal is to provide the ESSA team with the right financing, connections and global services to facilitate their continued success."

Coupled with existing cash resources, the proceeds from the Term Loans are expected to provide ESSA with sufficient cash to (i) complete EPI-506's Phase 1 clinical study, (ii) trigger a US$5.4 million grant under the Cancer Prevention Research Institute of Texas ("CPRIT") program at completion of the Phase 1 clinical study and (iii) commence EPI-506's Phase 2 portion of the clinical study.

Under the terms of the loan agreement entered into with SVB (the "Loan Agreement"), the total proceeds of US$10 million will be available in two tranches, US$8 million upon closing, and US$2 million at the discretion of the Company from December 1, 2016 until April 28, 2017 and upon positive Phase I data for EPI-506 and receipt of the US$5.4 million grant under the CPRIT program.  The Term Loans bear an interest rate of Wall Street Journal Prime Rate plus 3.0% annually and will mature on September 1, 2020.  The Loan Agreement requires ESSA to expense a final payment of 8.6% of the amount advanced under the Term Loans, due upon the earlier of the maturity or termination of the Term Loan facility.  The Term Loans will be secured by perfected first priority lien on all the Company's assets, with a negative pledge on intellectual property.  The Term Loans are subject to standard events of default, including default in the event of a material adverse change. There are no financial covenants.

Upon funding of the respective tranches, the Company will grant to the Bank warrants to purchase shares of the Company's common stock equal to four percent of the amount advanced, divided by the exercise price of the warrants, based on the five-day volume weighted average trading price of the Company's common shares on the Toronto Stock Exchange, to be determined prior to the time of the issuance of the warrants. In connection with the advance to the Company of US$8 million, the Company granted to the Bank and Life Science Loans II, LLC an aggregate of 149,532 warrants (the "Warrants").  Each one Warrant entitles the holder thereof to purchase one common share of the Company (a "Warrant Share") for a period of seven years at a price of US$2.14 per Warrant Share. The Warrants contain adjustment mechanisms in the event of a share split, stock reclassification, exchange, combination and similar events, and also provide for cashless exercise.

The Warrant and Warrant Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor ("AR") signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation in a novel manner by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

About Silicon Valley Bank
For more than 30 years, Silicon Valley Bank has helped innovative companies and their investors move bold ideas forward, fast. SVB provides targeted financial services and expertise through its offices in innovation centers around the world. With commercial, international and private banking services, SVB helps address the unique needs of innovators. Learn more at www.svb.com.

Silicon Valley Bank is the California bank subsidiary and commercial banking operation of SVB Financial Group (Nasdaq: SIVB), and a member of the FDIC. Silicon Valley Bank and SVB Financial Group are members of the Federal Reserve System.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Term Loans including terms thereof and funding of the tranches thereunder, the use of proceeds from the Term Loans, the Company's Phase 1 and Phase 2 clinical trials, receipt by the Company of funds under the CPRIT program, the Company's financial condition and the implementation of the Company's strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2015 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 08:30e 21-NOV-16